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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                      UNDER SECURITIES EXCHANGE ACT OF 1934

                             InsiderStreet.com, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45769E-10-5
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                                 (CUSIP Number)

                                  Allan Martin
                      Theater Radio Network, Inc. / Suite F
                   4900 Creekside Drive, Clearwater, FL 33760
                                 (727) 573-5277
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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                                  SCHEDULE 13D

CUSIP NO.45769E-10-5                                           PAGE 2 OF 4 PAGES

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        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

                   Theater Radio Network, Inc. - IRS No. 87-0576421
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        2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.
                                                                         (a) [X]
                                                                         (b) [ ]
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        3          SEC USE ONLY
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        4          SOURCE OF FUNDS*     SC

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        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e).
                   [ ]

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        6          CITIZENSHIP OR PLACE OF ORGANIZATION.
                   State of Nevada
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Number of Shares   7         SOLE VOTING POWER:  575,594
Beneficially
Owned by each
Reporting Person
with
------------------ -------------------------------------------------------------
                   8         SHARED VOTING POWER:

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                   9         SOLE DISPOSITIVE POWER:  575,594

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                   10        SHARED DISPOSITIVE POWER:

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11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
                   575,594
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12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES* [ ]
------------------ -------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      8.98%

------------------ -------------------------------------------------------------
14                 TYPE OF REPORTING PERSON*     CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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Item 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock. $.001 par value per share, of InsiderStreet.com, Inc., a Nevada Corporation. The issuers principal executive offices are located at 202 East Madison Street, Tampa, Florida 33602.

Item 2.  IDENTITY AND BACKGROUND

         (a) Name: Theater Radio Network, Inc., ("TRN") a Florida Corporation ("Reporting Person").
         (b) Address of Principal Office: 4900 Creekside Drive / Suite F. Clearwater, Florida 33760
         (c) Principal Business: Reporting Person's principal business is to produce and provide music and entertainment programming in multiplex cinemas nationwide. The Reporting Person's officers and directors are as follows:


Name and Address              Position                                  Principal Occupation                        Citizenship
----------------              --------                                  --------------------                        -----------
  Allan Martin        Chief Executive Officer                         CEO of Reporting Person                           USA

  Robert Crisp               President                             President of Reporting Person                        USA

 Jeffrey Arthur               Director              President of Jeffrey Arthur Productions (writer of jingles)         USA

  Steven Esrick               Director                                  Private Investments                             USA

Messrs. Steven Esrick and Jeffrey Arthur each own 40% of the outstanding shares of common stock of the Reporting Person.

         (d) During the last five (5) years, neither Reporting Person nor its beneficial owners, directors and / or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) During the last five (5) years, neither the Reporting Person, nor its beneficial owners, directors, and / or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future; violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reporting Person acquired shares of the Issuer as compensation for advertising consideration pursuant to an Advertising Agreement dated May 5, 2000. Reporting Person became a 5% shareholder on May 31, 2000.

         The price per share was calculated at $5.21 (based on calculating the average bid price of the shares of the Issuer for the twenty (20) days prior to the date the shares were delivered).

Item 4.  PURPOSE OF TRANSACTION

         The purpose of this transaction was to provide advertising for the Issuer during a two (2) year period commencing June 19, 2000. The Reporting Person acquired the shares of the Issuer as compensation for current and ongoing advertising services.

         Except as set forth herein, Reporting Person does not have any plans or proposals which would result it




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         any transaction described in (a) through (j) of this Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Reporting Person beneficially owns 575,594 shares of common stock of Issuer or approximately 8.98% of the outstanding shares of Issuer's common stock. No other person identified in
                  Item 2 above owns any securities of the issuer.
         (b) The Reporting Person has sole power to vote all shares set forth in 5(a) above.
         (c) There have been no transactions in the Issuer's common stock by the Reporting Person or its beneficial owners, directors, and / or officers, other than as set forth in Item 6.
         (d) No other person is known to the Reporting Person to have any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         A contract was entered into on May 5, 2000, known as the "Advertising Agreement", outlining the payment of shares of the Issuer for advertising services provided by the Reporting Person. Issuer agreed to deliver additional compensating shares to the Reporting Person, if the total value of shares delivered is less than $2,000,000.00 on May 10, 2001, in order to increase the total value of the transaction to $2,000,000.00 at that time.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certifies that the information set forth in this statement is true and correct.


Dated: July 31, 2000


                                             Theater Radio Network, Inc.


                                             By: /s/ Allan Martin
                                                 ------------------------------
                                                 Name:  Allan Martin
                                                 Title: Chief Executive Officer